[redacted]

10026697

K9 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 04 2010
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 N. Main Street
(No. and Street)

Souderton	PA	18964
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren G. Johnson — 215-721-2549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Kenneth D. Hochstetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Pennsylvania
County of Montgomery

Signature

President
Title

Victoria A. Murphy 2/19/10
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Victoria A. Murphy, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Jan. 8, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

UNIVEST INVESTMENTS, INC.

Financial Statements and Supplementary Information

December 31, 2009

(With Report of Independent Registered
Public Accounting Firm Thereon)

UNIVEST INVESTMENTS, INC.

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc.

We have audited the accompanying statement of financial condition of Univest Investments, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Investments, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 1, 2010

UNIVEST INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	1,022,189
Investments at fair value		1,037,456
Commissions receivable		217,461
Investment advisory fees receivable		15,487
Goodwill		3,417,948
Other intangible assets		963,412
Other assets		157,593
Total assets	$	6,831,546
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued wages payable	$	291,963
Accrued taxes payable		251,290
Other accrued expenses		7,431
Total liabilities		550,684
Stockholder's equity:		
Common stock, $1 par value. Authorized, 20,000 shares; issued and		2,000
Additional paid-in capital		4,651,660
Retained earnings		1,627,202
Total stockholder's equity		6,280,862
Total liabilities and stockholder's equity	$	6,831,546

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Income

Year ended December 31, 2009

Revenue:		
Commission income	$	2,698,010
Investment advisory fee income		69,347
Dividend income		6,094
Total revenue		2,773,451
Expenses:		
Commissions		997,563
Salaries and benefits		736,134
Amortization of intangibles		214,090
Other		295,182
Total expenses		2,242,969
Income before income tax expense		530,482
Income tax expense		212,363
Net income	$	318,119

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

		Common stock	Additional paid-in capital	Retained earnings		Total
Balance at December 31, 2008	$	2,000	6,669,900	1,309,083	$	7,980,983
Net income		—	—	318,119		318,119
Return of capital		—	(2,018,240)	—		(2,018,240)
Balance at December 31, 2009	$	2,000	4,651,660	1,627,202	$	6,280,862

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	318,119
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		7,115
Amortization of intangibles		214,090
Deferred tax expense		94,727
(Increase) decrease in:		
Investments at fair value		(123,437)
Commissions receivable		(80,361)
Investment advisory fees receivable		(11,987)
Other assets		(93,368)
Increase (decrease) in:		
Accrued wages payable		56,108
Accrued taxes payable		(14,314)
Other accrued expenses		(30,913)
Net cash provided by operating activities		335,779
Cash flows from investing activities:		
Capital expenditures		(3,040)
Net cash used in investing activities		(3,040)
Net increase in cash		332,739
Cash – beginning of year		689,450
Cash – end of year	$	1,022,189
Supplemental schedule of cash flow information:		
Cash paid during the year for income taxes	$	72,000
Supplemental schedule of noncash financing activities:		
Return of capital	$	(2,018,240)

See accompanying notes to financial statements.

(1) Business Activity

Univest Investments, Inc. (the Company), a wholly owned subsidiary of Univest Corporation of Pennsylvania (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts. Significant accounting estimates used in the preparation of the Company's financial statements include estimates related to the evaluation of goodwill and other intangible assets for impairment.

(b) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(c) Securities Transactions

Securities and commodities transactions of the Company are recorded on a trade-date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Customers' securities and commodities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

(d) Investments at Fair Value

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(e) ***Furniture and Equipment***

All furniture and equipment are valued at cost. Depreciation is provided on straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense was $7,115 for 2009. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of income.

(f) ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis. The Company files its own state tax returns. In accordance with the Parent's Intercorporation Tax Sharing Agreement, the Company reimburses the Parent for all federal income taxes generated by the Company on income included in the Parent's consolidated federal income tax return. As of December 31, 2009, the Company owes $238,620 to the Parent for 2009 federal income taxes.

(g) ***Goodwill and Other Intangible Assets***

The Company completes an annual impairment test for goodwill and other intangible assets as of October 31, 2009. Identifiable intangible assets are also evaluated for impairment if events and circumstances indicate a possible impairment. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. Customer related intangibles are being amortized over their estimated useful lives of five to twelve years. There was no impairment recorded during in 2009.

(3) Return of Capital

Effective January 1, 2009, the Company returned capital to its parent in the form of its 100% ownership interest in Allied Benefits Group, LLC, of $2,018,240.

(4) Income Taxes

The components of income tax expense consist of the following:

Federal:		
Current	$	97,494
Deferred		70,563
		168,057
State:		
Current		20,142
Deferred		24,164
		44,306
Income tax expense	$	212,363

(Continued)

At December 31, 2009, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the year they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the year it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2009.

As of December 31, 2009, the consolidated federal income tax returns filed by the Parent for the years 2006 and 2007 were examined with some minor adjustments, and tax years 2006 through 2008 remain subject to federal examination as well as examination by state taxing jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in the table below by major category. A valuation allowance at December 31, 2009 is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets and liabilities giving rise to the Company's net deferred tax asset as of December 31, 2009 are as follows:

Intangible assets	$	84,705
Vacation accrual		15,992
Other		(913)
Net deferred tax assets	$	99,784

The net deferred tax asset is included in other assets in the statement of financial condition as of December 31, 2009.

(5) Related Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to Univest National Bank and Trust Co. for such services. The management fee expense was $66,000 for 2009 and is included in other expenses on the statement of income for the year ended December 31, 2009.

(6) Employee Benefits

Substantially all employees are covered by a noncontributory retirement plan of the Parent. The plan provides benefits based on a formula of each participant's final average pay. All employees are covered by the 401(k) deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $19,687 for 2009.

(Continued)

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $700,061, which was $650,061 in excess of its required minimum net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.79 to 1. The Securities and Exchange Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

SUPPLEMENTARY INFORMATION

Schedule I

UNIVEST INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2009

Total stockholder's equity	$	6,280,862
Deduct nonallowable assets:		
Goodwill		3,417,948
Other intangible assets		963,412
Other assets		1,178,692
Total nonallowable assets		5,560,052
Net capital before haircuts on security positions		720,810
Haircuts on security positions		20,749
Net capital		700,061
Computation of basic net capital requirement:		
Minimum net capital required		50,000
Excess net capital	$	650,061
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	644,993
Aggregate indebtedness	$	550,684
Ratio of aggregate indebtedness to net capital		0.79 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

Schedule II

UNIVEST INVESTMENTS, INC.

Statement Regarding Rule 15c3-3

December 31, 2009

The Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc.:

In planning and performing our audit of the financial statements of Univest Investments, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 1, 2010